Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Channel: InSite

Timing: June, 6 or 7 tbc

Approvals Tracking:

(Headline) max 49 ch.

Senior Management Gathers to Discuss Merger

(Teaser Top News):

The Global Management Team gathered last week in Zurich to hear more about the planned merger, the rationale behind the deal and to discuss details regarding the pre-closing phase and the way forward.

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On Friday, 2 June, Clariant’s senior leadership team gathered with the Executive Committee and Chairman Rudolf Wehrli for an extraordinary Global Management Team (GMT) event in Zurich, Switzerland, to discuss details of the planned merger of equals with Huntsman Corporation.

In his opening speech, CEO Hariolf Kottmann reflected on the opportunities that this merger will bring for Clariant and the rationale for this deal. “We carefully looked into the market and checked possible options. Our identity and our expertise in specialty chemicals, our insight into the M&A market brought us to the conclusion that this merger is the best possible solution. We identified Huntsman as the ideal partner for a merger of equals, since we have known each other for a long time. Huntsman has a proven track record in developing low margin business towards high margin specialties. And after the expected IPO of their pigments and additives business, the financial basis for our common growth will be set.”

The CEO continued explaining the governance model with the new company being headquartered in Pratteln, Switzerland. The Chairman of the Board, the CEO and CFO, and some EC members will have their offices there, including their support functions. At this location many of the executive level meetings will take place, but as he added, the “EC will also meet in The Woodlands, in Shanghai or in Munich.” Hariolf Kottmann closed with a call to the GMT members to support the merger:” We can confidently look at what we have achieved over the past years. This is a merger of opportunities that will allow us to build on what we have developed successfully: On the strong basis of our R&D capabilities and the ability to manage complex processes we will build a new, competitive and high performing company”.

In his presentation Patrick Jany stressed how important it will be for Clariant to reach its financial targets set for this year. He also said that we have to keep focused to do so and continue to spend great effort  to improve margins and cash flow. Once the deal is closed, in order to make HuntsmanClariant successful, it will be crucial to realize the envisaged synergies by eliminating redundancies and improving the combined company’s cost position. Following the merger HuntsmanClariant will become the second largest specialty chemical company globally with a combined enterprise value of USD 20 billion. The merger will result in a company with a stronger balance sheet, improved rating, higher profitability, stronger cash flow profile, and higher dividends.

In his speech, Rudolf Wehrli shared his view on the broader context of the intended merger in a rapidly changing global environment: “Clariant’s senior management — in close alignment with the Board of Directors — has considered various strategic options in the past years,” he said. “The strategic rationale for a combination has always been strong and both companies are focusing on investing in higher value-added growth businesses, both organically and through acquisitions.” He continued explaining that both companies now have a unique opportunity to create something that is more than just the sum of its parts. “No wonder, we strongly support this deal!”

The following presentations of the evening set the focus for the upcoming integration of the two companies covering key processes. Bernd Hoegemann, Head of Corporate Planning and Strategy, outlined the set-up of the integration process, giving details regarding the integration committee, work streams, and work stream leaders. Focus will be on the organizational set-up, culture and synergy potential for the new company.

Once installed, the Integration Committee will address relevant decisions of the merger and the transaction phase until closing expected by the end of this year, subject to necessary approvals.

Alfred Muench, Head of Corporate Legal, shared some guidelines on appropriate conduct during the pre-merger phase in order not to endanger the deal or to cause risk of legal violation (see Rules for Communicating with Competitors).

More details will be shared as the closing of the transaction progresses. Stay tuned for a series of interviews with Clariant leaders on InSite in the coming weeks and months, providing insights on the key work streams for integrating the companies to create HuntsmanClariant.

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Clariant, Huntsman, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.